Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

April 19, 2012

Mr. John Ganley

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Van Eck Funds (the “Registrant”) Registration Nos. 002-97596; 811-04297

Dear Mr. Ganley:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) provided to us by telephone on April 5, 2012 in connection with the Registrant’s Post-Effective Amendment No. 103 under the Securities Act of 1933, as amended, and Amendment No. 104 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on February 15, 2012 with respect to International Investors Gold Fund (the “Fund”), a series of the Registrant.

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. The term “Subsidiary,” as used in this letter, refers to a wholly-owned Cayman Islands subsidiary in which the Fund may invest up to 25% of its total assets to gain exposure to gold and other metals.

PROSPECTUS

Principal Investment Strategies

Comment 1:

Please explain how the Fund will ensure that it will continue to invest its assets in accordance with its fundamental investment objective to seek “long-term capital appreciation by investing in common stocks of gold-mining companies,” including why the Fund is able to invest its assets in the Subsidiary which does not invest in common stocks of gold-mining companies.

Response 1:

The Registrant interprets the Fund’s investment objective as requiring the Fund to invest primarily in common stocks of gold-mining companies (which is understood in the industry to mean at least 65% of the Fund’s assets under normal circumstances). Consistent with this

Mr. John Ganley

April 19, 2012

interpretation, the Registrant has historically included disclosure in the Fund’s prospectus regarding other assets in which the Fund may invest, including disclosure in the current prospectus regarding the Fund’s investments in “gold and silver coins, as well as gold, silver, platinum and palladium bullion.” The ability of the Registrant to invest up to 25% of the Fund’s assets in the Subsidiary is consistent with this interpretation of the Fund’s investment objective.

Comment 2:

Explain how the Fund will ensure that it continues to have international exposure given that the Fund uses the term “International” in its name, including by revising the Fund’s investment strategy disclosure that reads “[t]he Fund invests in securities of companies with economic ties to countries throughout the world . . .”.

Response 2:

The Registrant believes that the Fund’s prospectus disclosure is consistent with the requirements of Rule 35d-1, including the commentary provided by the Commission in footnote 42 in the Rule’s adopting release, as well as in the Staff’s response to Question 10 in the Staff’s “Frequently Asked Questions about Rule 35d-1”. We note that, in response to a substantially similar comment provided by the Staff to the Registrant in April 2010, the Registrant modified the disclosure in the Fund’s prospectus to include the following: “Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries.” See Letter to Mr. Chad Eskildsen of the Staff dated April 29, 2010 (responding to comments in connection with a prior post-effective amendment to the Registrant’s registration statement) (the “April 29, 2010 Response Letter”). Accordingly, the Registrant respectfully declines to make further revisions to the disclosure.

Principal Risks

Comment 3:

Consider disclosing with the Fund’s other principal risks the tax risks associated with the Fund’s investment in the Subsidiary absent a private letter ruling.

Response 3:

The Fund’s prospectus currently includes the following disclosure in the section entitled “Federal Income Taxes – Investments in the Fund’s Wholly-Owned Subsidiary”:

Investment in the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal income tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended. Subchapter M requires, among other things, that at least 90% of the Fund’s gross income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”). Historically,

Mr. John Ganley

April 19, 2012

in many cases a fund intending to utilize a subsidiary for commodities investments would apply to the Internal Revenue Service (“IRS”) to obtain a private letter ruling that income from the fund’s investment in a subsidiary would constitute qualifying income for purposes of Subchapter M. However, the IRS has recently suspended the issuance of such rulings. In the absence of such a ruling, the Fund expects to invest its assets in the Subsidiary, consistent with applicable law and the advice of counsel, in a manner that should permit the Fund to treat income allocable from the Subsidiary as qualifying income. Should the IRS take action that adversely affects the tax treatment of the Fund’s use of the Subsidiary, it could limit the Fund’s ability to pursue its investment objective as described. The Fund also may incur transaction and other costs to comply with any new or additional guidance from the IRS.

Consistent with the Staff’s comment, in the Registrant’s Rule 485(b) filing this disclosure will be moved to the section of the prospectus entitled “Additional Information About Principal Investment Strategies and Risks -- Regulatory”.

Comment 4:

Consider disclosing in the prospectus the risks associated with the Fund’s investments in securities of Canadian companies as the Fund, as of December 31, 2011, had over 65% of its assets invested in such securities.

Response 4:

The Registrant has considered the Staff’s comment and determined that the risks associated with the Fund’s investments in Canadian companies are adequately addressed under “Foreign Securities” in the principal risk section of the prospectus.

Performance

Comment 5:

Please remove the following sentence from the second paragraph in the section entitled “Fund summary information – Performance”: “During the 12-month period ended December 31, 2008, the performance of the Class I shares of the Fund was materially affected by significant redemptions of Class I shares during that period.”

Response 5:

This change will be made in the Registrant’s 485(b) filing.

Mr. John Ganley

April 19, 2012

Comment 6:

Please confirm that the Fund’s annual performance for 2011 will be added to the “Annual Total Returns” bar chart.

Response 6:

The Registrant will update the Fund’s performance as appropriate in the Registrant’s 485(b) filing.

STATEMENT OF ADDITIONAL INFORMATION

Comment 7:

Revise the seventh restriction under “Fundamental Investment Restrictions” in the Fund’s statement of additional information from “may invest 25% or more of its total assets in the gold-mining industry” to the Fund “will invest 25% or more of its total assets in the gold-mining industry.”

Response 7:

As previously noted in the April 29, 2010 Response Letter, the restriction identified in the Staff’s comment is a “fundamental” investment restriction and, therefore, may not be changed without shareholder approval. Accordingly, the Registrant respectfully declines to make the requested change.

SUBSIDIARY

Comment 8:

Please explain why it is appropriate for the Fund to invest its assets in the Subsidiary absent a private letter ruling from the Internal Revenue Service.

Response 8:

In connection with the action taken by the Registrant to authorize investing a portion of the Fund’s assets in the Subsidiary, the Registrant sought and obtained advice of special counsel regarding the treatment by the Fund of income allocable from the Subsidiary for Federal income tax purposes. As noted in the response to comment 3 above, the risks associated with investing in the Subsidiary without a private letter ruling will be described in the risk section of the prospectus. The Registrant believes that such actions and related disclosures are appropriate and consistent with industry practice.

Mr. John Ganley

April 19, 2012

Comment 9:

Please confirm whether the Subsidiary has entered into an advisory contract with the Fund’s investment adviser consistent with the requirements of Section 15 of the 1940 Act.

Response 9:

Prior to the investment of assets of the Fund in the Subsidiary, Van Eck Associates Corporation (“VEAC”) and the Subsidiary will enter into an investment advisory agreement (the “Agreement”) that sets forth the investment advisory services to be performed by VEAC, the fees to be paid for such services and related matters. VEAC is also the investment adviser of the Fund and receives compensation for managing the assets of the Fund, including assets invested in the Subsidiary. Accordingly, the Agreement between VEAC and the Subsidiary will provide that VEAC is to receive no additional compensation for its services under the Agreement. Because the Subsidiary is not registered as an investment company under the 1940 Act, the Agreement is not subject to the requirements of Section 15 of the 1940 Act, although the services performed by VEAC under the Agreement will be subject to review by the Board of Trustees of the Registrant, including the “independent” Trustees of the Registrant, in connection with the Board’s annual review of the Registrant’s investment advisory contract with VEAC with respect to the Fund.

Comment 10:

Please confirm whether the composition of the Board of Directors of the Subsidiary will be consistent with requirements of Section 16 of the 1940 Act.

Response 10:

As noted above, the Subsidiary is not registered as an investment company under the 1940 Act and, accordingly, the composition of the Board of Directors of the Subsidiary does not, and is not required to, comply with Section 16 of the 1940 Act.

Comment 11:

Please confirm whether the Board of Directors of the Subsidiary will execute the Registrant’s Post-Effective Amendment.

Response 11:

The Board of Directors of the Subsidiary will not sign the Registrant’s Post-Effective Amendment. Unlike a traditional master-feeder arrangement in which the feeder fund invests 100% of its assets in a master fund, and essentially assumes the master fund’s financial results (adjusted for expenses and distributions at the feeder fund level), the Subsidiary’s operating results represent only a portion (up to 25%) of the Fund’s operating results. As a result, we do

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April 19, 2012

not believe that it is necessary or appropriate for the Subsidiary to sign the Registrant’s Registration Statement.

Comment 12:

Please confirm whether the Subsidiary’s financial statements are audited and consolidated with the Fund’s financial statements and whether the financial statements will be filed together with the Commission and will comply with the 1940 Act.

Response 12:

The Subsidiary’s financial statements will be audited and consolidated with the Fund’s financial statements, will be filed with the Commission on a consolidated basis with the Fund’s financial statements and will comply, as applicable, with the 1940 Act.

Comment 13:

Please confirm whether the Fund and the Subsidiary have the same custodian and independent accountants.

Response 13:

The Fund and the Subsidiary have the same custodian and independent accountants.

Comment 14:

Please confirm whether the Subsidiary’s investment adviser can increase any fees paid to the investment adviser by the Subsidiary without shareholder approval.

Response 14:

As noted in response to comment 9 above, VEAC (the Subsidiary’s investment adviser) will not receive any fees from the Subsidiary for its services in managing the Subsidiary’s portfolio. VEAC has represented to the Board of the Registrant that the Agreement will not be modified to include a payment of fees for such services without the prior approval of the Board of the Trustees of the Registrant, including a majority of the “independent” Trustees.

Comment 15:

Please confirm whether the Subsidiary will designate a domestic (U.S.) agent for service of process.

Mr. John Ganley

April 19, 2012

Response 15:

Although not required by applicable law, the Registrant will designate a domestic (U.S.) agent for service of process.

SIGNATURE PAGE

Comment 16:

An officer of the Registrant is not permitted to sign the Registrant’s registration statement on behalf of the Registrant by means of a power of attorney unless certified copies of a resolution of the Board authorizing such signature is included as an exhibit to the registration statement.

Response 16:

The signature page for the Registrant’s Rule 485(b) filing will be signed on behalf of the Registrant directly by a duly authorized officer of the Registrant (rather than by an individual acting on behalf of an officer by power of attorney).

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We hope that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,
/s/ Kimberly K. Vargo
Kimberly K. Vargo

cc:	Joseph McBrien, Esq.
Jonathan Simon, Esq.
Laura Martinez, Esq.
Philip Newman, Esq.